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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 19)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

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
            H. JEFFREY SCHWARTZ, ESQ.                     ROBERT B. PINCUS, ESQ.
             MEGAN LUM MEHALKO, ESQ.           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
  BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP               ONE RODNEY SQUARE
       2300 BP TOWER, 200 PUBLIC SQUARE              WILMINGTON, DELAWARE 19801
            CLEVELAND, OHIO 44114                           (302) 651-3000
                (216) 363-4500
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 19 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS
HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on
August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002, November
25, 2002, December 2, 2002, December 5, 2002, December 9, 2002, December 11,
2002, December 12, 2002, December 16, 2002, December 18, 2002, December 23, 2002
and January 3, 2003 relating to the tender offer by NCS Acquisition Corp. (the
"Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare,
Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of
Class A Common Stock, par value $0.01 per share, of NCS and Class B Common
Stock, par value $0.01 per share, of NCS, at a price of $5.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 18 thereto remains unchanged.

ITEM 1.     SUBJECT COMPANY INFORMATION

         The last sentence of Item 1(b) is hereby amended and restated in its entirety as follows:

         As of January 6, 2003, there were 18,558,501 Class A Common Shares outstanding and 5,193,307 Class B Common Shares outstanding.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 of the Schedule 14D-9 is hereby amended to add the following after the second paragraph thereof.

         Omnicare Letter Agreement. As described more fully under "Item 8(a). Additional Information - Legal Matters," on January 2, 2003, the Delaware Chancery Court issued a temporary restraining order in the Consolidated Shareholders Litigation requiring Omnicare and the Offeror to deposit $13,500,000 of the funds otherwise payable to NCS stockholders in the Offer and the Merger into escrow pending further order of the Chancery Court (the "Fee Application Order"). These funds, which are required to be placed in escrow within three business days following the closing of the Offer, will be used to reimburse the stockholder-plaintiffs for attorneys' fees and expenses incurred by them in connection with the Consolidated Shareholders Litigation, with the amount of such reimbursement to be determined by the Chancery Court pursuant to the Fee Application Order.

         In response to the January 2, 2003 temporary restraining order, on January 5, 2003, NCS entered into a letter agreement with Omnicare and the Offeror (the "Letter Agreement") pursuant to which, among other things, the parties agreed that:

- Omnicare and the Offeror would deposit $13,500,000 (the "Escrow Fund") into an interest-bearing escrow account, as required by the Chancery Court's January 2nd order;

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-        subject to the approval of the Chancery Court, Omnicare would contribute $4,500,000 of the Escrow Fund, with the remaining $9,000,000 to be deducted pro rata from the amount to be paid to the holders of the Shares (and the holders of "in the money" options to acquire Shares) in the Offer and the Merger;

- if any amount of the Escrow Fund remains in the escrow account after payment of (i) the stockholder-plaintiffs' attorneys' fees and expenses in accordance with the Fee Application Order or any appeal therefrom and (ii) any fees and expenses incurred in connection with the establishment of the Escrow Fund, the excess amount will be distributed as follows:


         - any amount in excess of $11,000,000 will be distributed to Omnicare and

         - after distribution to Omnicare as provided above, if applicable, (i) 81.82% of any remaining amount will be distributed pro rata among the holders of the Shares (including the holders of "in the money" options to acquire Shares) acquired by Omnicare and the Offeror in the Offer and the Merger and (ii) 18.18% of any remaining amount will be distributed to Omnicare, subject to reasonable rounding;

- Omnicare and NCS will each use their commercially reasonable efforts to challenge the stockholder-plaintiffs' fee application to seek to reduce the amount of the fees and expenses to be awarded to the stockholder-plaintiffs to a reasonable amount; and

- Omnicare and the Offeror will each reasonably cooperate in good faith with Messrs. Boake A. Sells and Richard L. Osborne, two of the Company's directors, in connection with Messrs. Sells' and Osborne's challenge to the stockholder-plaintiffs' fee application and efforts to reduce the amount of the stockholder-plaintiffs' attorneys' fees and expenses.

         The foregoing discussion includes a summary of certain terms of the Letter Agreement, and is qualified in its entirety by the full text of the Letter Agreement, a copy of which is filed as Exhibit 99.40 to this Statement and is incorporated herein by reference.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

(a)   Position of the Board of Directors

         Item 4(a) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         At a special meeting held on January 5, 2003, the NCS Board, by a unanimous vote of the directors present, resolved to continue to recommend that NCS stockholders accept the Offer and tender their Shares pursuant to the Offer.

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(b)      Background; Reasons for the Board's Position.

         Item 4(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         On January 3 and January 4, 2003, representatives of NCS engaged in negotiations with representatives of Omnicare with respect to the $13,500,000 to be deposited in escrow pursuant to the January 2, 2003 order of the Chancery Court. At a special telephonic meeting of the NCS Board held on January 5, 2003, the NCS Board, by a unanimous vote of the directors present, approved the terms of the Letter Agreement described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements - Omnicare Letter Agreement" and resolved to continue to recommend that NCS stockholders accept the Offer and tender their Shares pursuant to the Offer. The Letter Agreement was executed later that day.

(d)      Intent to Tender

         Item 4(d) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

         To the best of the Company's knowledge, each of the Company's executive officers and directors currently intends to tender in the Offer all of the Shares that he or she holds of record or beneficially. As a group, all of the Company's directors and executive officers own an aggregate of 1,208,737 Class A Common Shares and 4,810,806 Class B Common Shares.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby amended and restated in its entirety as follows:

         On December 20, 2002, Boake A. Sells, a member of the NCS Board, exercised vested options to purchase: (i) 13,333 Class A Common Shares at a price of $4.25 per share; (ii) 10,000 Class A Common Shares at a price of $1.47 per share; and (iii) 11,666 Class A Common Shares at a price of $0.135 per share. Except as set forth above, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.

ITEM 9.     EXHIBITS

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EXHIBIT NO.
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Exhibit 99.40   Letter Agreement by and among Omnicare, Inc., NCS Acquisition Corp. and NCS
                HealthCare, Inc., dated as of January 5, 2002.  (Incorporated herein by reference to Exhibit (d)(3) to Amendment No. 42 to Omnicare's Tender Offer Statement on
                Schedule TO/A, filed on January 6, 2003.)
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NCS HEALTHCARE, INC.



                                        By: /s/ Kevin B. Shaw
                                        ----------------------------------------
                                           Kevin B. Shaw
                                           President and Chief Executive Officer

Dated:  January 6, 2003